Exhibit 99.1

GLOBAL CORD BLOOD CORPORATION (IN PROVISIONAL LIQUIDATION)
(Incorporated in the Cayman Islands with limited liability)
(OTC US: CORBF)

2nd floor, Century Yard, Cricket Square
Grand Cayman, KYl-9010, Cayman Islands

NOTICE OF EXTRAORDINARY GENERAL MEETING
To be held on 16 April 2024
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (“EGM”) of Global Cord Blood Corporation (In Provisional Liquidation) (the “Company”) will be held on 16 April 2024 at 07:45 Cayman Islands time (GMT-5). The EGM will be held at the offices of Grant Thornton Specialist Services (Cayman) Limited, 2nd floor Century Yard, Cricket Square, Grand Cayman KYl, 1102, Cayman Islands, and online via web-based video conference. There is limited space for occupants and thus it is preferred that, where possible, members attend via web-based video conference.

Any member who wishes to attend the EGM via web-based video conference must notify the Joint Provisional Liquidators of their intention to do so by no later than 5pm on 12 April 2024 by contacting the Joint Provisional Liquidators (the “JPLs”) at corbf@info.morrowsodali.com. A dial in link with then be provided to eligible persons.

Business

The EGM of the Company will be held for the purpose of considering and, if thought fit, passing the following resolutions:

1.	To resolve, as an ordinary resolution, that the Joint Provisional Liquidators’ proposed terms of remuneration be approved.

2.	To resolve, as an ordinary resolution, that the Joint Provisional Liquidators’ remuneration and disbursements for the period from 22 September 2022 to 30 September 2023 be approved.

Further details regarding the proposals are set out in the Proxy Statement and Proxy Card, which are attached to and form part of this notice.

Record date

The Company, acting by its JPLs, has fixed 11 March 2024 at 17:00 Cayman Islands time (GMT-5) as the record date (the “Record Date”) for determining the members of the Company entitled to receive notice of and to vote at the EGM or any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares as at the close of business on the Record Date shall be entitled to receive notice of, attend and vote at the EGM and any adjourned or postponed meeting thereof.

Proxies

Please refer to the Proxy Statement and the Proxy Card. A copy of the Proxy Statement and the Proxy Card may be obtained, free of charge, on the Company’s website at https://ir.globalcordbloodcorporation.com/ and at the website maintained by the SEC at www.sec.gov, or upon request by writing to the JPLs at corbf@info.morrowsodali.com.

Any person who is entitled to attend and vote at this meeting may appoint a proxy-holder to attend and vote in their stead. A proxy-holder need not be a member of the Company.

Your vote is important. If you do not plan to attend the EGM then you are urged to complete, sign, date and return the accompanying Proxy Card to us, in accordance with the instructions set out therein, as promptly as possible. We must receive the Proxy Card no later than 11 April at 17:00 Cayman Islands time (GMT-5) to ensure your representation at such meeting.

PLEASE NOTE: If you hold your shares in the Company in street name and wish to vote your shares at the EGM, you should contact your broker about getting a proxy appointing you to vote your shares.

John Royle
Joint Provisional Liquidator of the Company
Date: 18 March 2024

Contact for enquiries:
Morrow Sodali LLC
430 Park Avenue, 14th Floor
New York, NY 10022
Stockholders Call Toll Free: (800) 662-5200
Banks, Brokers, Trustees, and Other Nominees Call Collect: (203) 658-9400
Email: corbf@info.morrowsodali.com

2

GLOBAL CORD BLOOD CORPORATION (IN PROVISIONAL LIQUIDATION)
(Incorporated in the Cayman Islands with limited liability)
(OTC US: CORBF)

2nd floor, Century Yard, Cricket Square
Grand Cayman, KY1-9010, Cayman Islands

RULES OF CONDUCT
for
EXTRAORDINARY GENERAL MEETING
To be held on 16 April 2024
(or any adjourned or postponed meeting thereof)

These Rules of Conduct (these “Rules”) are for the Extraordinary General Meeting of Shareholders (the “Meeting”) of Global Cord Blood Corporation (the “Company”), convened by the Joint Provisional Liquidators (the “JPLs”). In fairness to all participants and in the interest of an orderly and constructive Meeting, these Rules of conduct will be enforced. Participants who fail to comply with these Rules will be removed from the Meeting.

1.
The Meeting will be held at the offices of at the offices of Grant Thornton Specialist Services (Cayman) Limited, 2nd floor Century Yard, Cricket Square, Grand Cayman KY1, 1102, Cayman Islands. There is limited space for occupants and thus it is preferred that, where possible, members attend via web-based video conference.

2.
Any member who wishes to attend the EGM via web-based video conference must notify the JPLs of their intention to do so by no later than 5pm on 12 April 2024 by contacting the JPLs at corbf@info.morrowsodali.com. A dial in link will then be provided to eligible persons.

3.
Only a verified shareholder or director of the Company will be admitted to the Meeting, unless otherwise determined by the JPLs. All attendees must present valid personal identification. Shareholders and proxy holders must present evidence of ownership as of the record date in a form satisfactory to the JPLs (in its sole discretion).

4.
Please note that the Meeting will begin promptly at 7:45 a.m. Cayman time (GMT-5), at which time no additional participants will be admitted to the Meeting room. Accordingly, participants must have successfully completed all registration steps prior to 7:45 a.m. Cayman time (GMT-5).

5.
The use of audio or video recording equipment and the taking of photographs are strictly prohibited. Cell phones, tablets and similar electronic devices must be turned off prior to entering the Meeting room.

6.	The Meeting will follow the Agenda provided to all shareholders upon entering the Meeting.
7.
Only shareholders of record as of 11 March 2024 17:00 Cayman Islands time (GMT-5) or their duly authorized proxy holders are entitled to vote at or participate in the Meeting. If you hold your shares in street name through a bank, broker or other nominee, you cannot vote your shares at or participate in this Meeting unless you have a legal proxy from your bank, broker or other nominee.

8.	You need not vote at this Meeting if you have already voted by proxy.
9.
In order to facilitate the orderly conduct of the meeting the Company shareholders are requested to submit any questions to the JPLs by close of business Friday 12 April 2024. The JPLs will then seek to address those questions at the Meeting.

10.
Because this is a meeting of Company shareholders, only Company shareholders are permitted to ask questions prior and during the Meeting. All questions and comments must be directed to the chairperson of the Meeting, after the chairperson opens the floor for questions. You may not address the Meeting unless first recognized by the chairperson. The JPLs re- iterate that questions are requested to, in the first instance, be supplied in advance.

11.
If you wish to be recognized, please raise your hand (an appropriate function will also be provided online). When recognized by the chairperson, please state your full name and indicate whether you are a shareholder or a proxy holder. If you are a proxy holder, state the name of the shareholder that gave you the proxy. Then, succinctly state your question or comment. Please permit each speaker to conclude his or her remarks without interruption. The chairperson will warn speakers when they are out of order and stop any discussions that include derogatory references that are not in good taste or discussions related to personal grievances.
12.
Your questions or comments should be strictly confined to the matters under consideration at the Meeting. Each speaker is limited to no more than 2 questions or comments, each of which must be no more than 5 minutes in length.

13.
The chairperson of the Meeting shall have the authority necessary to preside over the Meeting and may make any and all determinations with respect to the conduct of the Meeting and procedures to be followed during the Meeting.

14.	The chairperson will conclude the Meeting within 2 hours.

2

GLOBAL CORD BLOOD CORPORATION (IN PROVISIONAL LIQUIDATION)
(Incorporated in the Cayman Islands with limited liability)
(OTC US: CORBF)

2nd floor, Century Yard, Cricket Square
Grand Cayman, KYl-9010, Cayman Islands

PROXY STATEMENT
for
EXTRAORDINARY GENERAL MEETING
To be held on 16 April 2024
(or any adjourned or postponed meeting thereof)

General

On September 22, 2022, the Grand Court of the Cayman Islands (the “Court”) issued an order (the “Court Order”) appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as joint provisional liquidators (the “JPLs”) of Global Cord Blood Corporation (In Provisional Liquidation) (the “Company”) pursuant to Section 104(2) of the Companies Act (as amended) of the Cayman Islands.

Pursuant to the powers granted by the Court Order and the Company’s constitutional documents, the Company (acting by its JPLs) has convened an extraordinary general meeting (“EGM”) which will be held on 16 April 2024 at 07:45 Cayman Islands time (GMT-5). The EGM will be held at the offices of Grant Thornton Specialist Services (Cayman) Limited, 2nd floor Century Yard, Cricket Square, Grand Cayman KYl, 1102, Cayman Islands, and online via web- based video conference. The JPLs of the Company are soliciting proxies for the EGM.

On 18 March 2024, the JPLs published a Notice of Extraordinary General Meeting and the proxy materials on the Company’s website at https://ir.globalcordbloodcorporation.com/ and at the website maintained by the SEC at www.sec.gov, and mailed to the Company’s members the proxy materials, including the Proxy Statement, the Notice of Extraordinary General Meeting and the Proxy Card, along with instructions on how to vote using the Proxy Card and how to attend the EGM via web-based video conference.

Record Date, Share Ownership and Quorum

Only the holders of ordinary shares of the Company, as recorded in the Company’s records, as at the close of business on 11 March 2024 at 17:00 Cayman Islands time (GMT-5) (the “Record Date”) are entitled to receive notice of, attend and vote at the EGM and any adjournment thereof. No person shall be entitled to vote at the EGM unless it is registered as a member of the Company on the record date for the EGM.

Please be advised that the JPLs may require documentary evidence of your shareholding in the Company in order for you to attend, and vote at, the EGM.

Two or more members entitled to vote and present in person or by proxy representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall constitute a quorum for all purposes at the EGM.

Attending the EGM

If you are a shareholder of record at the close of business on the Record Date, you may vote in person or by proxy at the EGM. We will give you a ballot sheet when you arrive. You may obtain directions to the meeting by contacting corbf@info.morrowsodali.com. If you are a shareholder of record at the close of business on the Record Date and attend the meeting, you may vote there in person, regardless of whether you have voted by any of the other means mentioned in the proceeding paragraphs.

Shareholders of the Company may also attend, and vote their shares, at the EGM online via web-based video conference. Any person intending to participate in the EGM via web-based video conference must notify the JPLs of that person’s intention to do so by no later than 5pm on 12 April 2024 by contacting Morrow Sodali at corbf@info.morrowsodali.com. A dial in link with then be provided to eligible persons.

Please be advised that the JPLs may require documentary evidence of your shareholding in the Company in order for you to attend, and vote at, the EGM whether in person or by other means.

Voting and Solicitation

Each holder of ordinary shares of the Company issued and outstanding as of the close of business on the Record Date is entitled to one vote at the EGM for every fully paid share of which they are the holder. The resolutions to be put to the vote at the EGM will be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the EGM).

Voting by Holders of Ordinary Shares

If you do not wish to vote in person or online, or you will not be attending the EGM, you may vote by proxy. Ordinary shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the EGM in accordance with the directions given. If no specific instructions are given in such Proxy Cards, the proxy holder will vote in favor of the item(s) set forth in the Proxy Card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the EGM, or at any adjournment thereof.

Where any holder of ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such ordinary shares will not be included or counted in the determination of the number of ordinary shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11 April at 17:00 Cayman Islands time (GMT-5) to ensure your representation at such meeting.

PLEASE NOTE: If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this Proxy Statement, the Notice of Extraordinary General Meeting, and the Proxy Card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the EGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Any person giving a proxy may revoke their proxy or change voting instructions before shares are voted at the EGM by submitting a written notice of revocation to corbf@info.morrowsodali.com at least 2 hours before the commencement of the meeting, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the EGM and voting in person or online.

A beneficial owner owning ordinary shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person or online at the EGM.

If you are not planning to attend the EGM, to ensure your representation at the EGM, proxies submitted by registered shareholders and street shareholders (by returning a Proxy Card) must be received no later than 11 April at 17:00 Cayman Islands time (GMT-5) to ensure your representation at such meeting.

PROPOSAL 1:

TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT THE JOINT PROVISIONAL LIQUIDATORS’ PROPOSED TERMS OF REMUNERATION BE APPROVED.

The Company seeks shareholder approval of the JPLs’ proposed terms of remuneration.

In relation to work done during the course of the provisional liquidation of the Company, the JPLs propose to be remunerated on a time spent basis in accordance with the Insolvency Practitioners’ Regulations (as revised) (“Regulations”), and on the terms set out at Annexure A.

Where the JPLs are to be remunerated on a time spent basis, the Regulations provide for minimum and maximum hourly rates that may be charged by the JPLs for each grade of staff. The minimum and maximum hourly rates permitted by the Regulations with effect from 1 September 2022 are shown in Annexure A.

No liquidation committee was required to be or was constituted in respect of the Company. In the circumstances, the terms on which the JPLs propose to be remunerated in respect of the provisional liquidation of the Company must be put before the Company in general meeting, before any Court application is made. An application to the Court is necessary to seek approval of the JPLs’ Fees and Disbursements regardless of whether or not this resolution is passed. As part of the evidence put before the Court at the application will be evidence of the outcome of the votes at the meeting.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the EGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Ordinary Shares represented by the proxies will be voted in favor of this proposal.

PROPOSAL 2:

TO RESOLVE, AS AN ORDINARY RESOLUTION, THAT THE JOINT PROVISIONAL LIQUIDATORS’ REMUNERATION AND DISBURSEMENTS FOR THE PERIOD FROM 22 SEPTEMBER 2022 TO 30 SEPTEMBER 2023 BE APPROVED.

The Company seeks shareholder approval of the JPLs’ remuneration and disbursements for the period from 22 September 22 to 30 September 2023 in the amount of US$10,274,854 as set out below:

JPLs’ Fees and Disbursements	Total (US$’000)
JPLs’ Fees	9,305
JPLs’ Disbursements	970
Total Fees and Disbursements	10,275

The Regulations provide that the JPLs must prepare and provide to the meeting a report and accounts containing all the information reasonably required to enable the Company in meeting to make an informed decision about the reasonableness of the remuneration for which approval is being sought. The JPLs prepared a report for that purpose, which was circulated to the Company’s verified members upon request.

Any person who is a shareholder of the Company may request a copy of the report by contacting corbf@info.morrowsodali.com. Please be advised that the JPLs may require documentary evidence of your shareholding in the Company in order for you to receive a copy of the report.

As mentioned above, no liquidation committee has been established. The JPLs must therefore seek approval of the JPLs’ Fees and Disbursements from the Company in general meeting. An application to the Court is necessary to seek approval of the JPLs’ Fees and Disbursements regardless of whether or not this resolution is passed. As part of the evidence put before the Court at the application will be evidence of the outcome of the votes at the meeting.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the EGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Ordinary Shares represented thereby will be voted in the manner specified therein.

OTHER MATTERS

We know of no other matters to be submitted to the EGM.

John Royle
Joint Provisional Liquidator
Date: 18 March 2024

Contact for enquiries:
Morrow Sodali LLC
430 Park Avenue, 14th Floor
New York, NY 10022
Stockholders Call Toll Free: (800) 662-5200
Banks, Brokers, Trustees, and Other Nominees Call Collect: (203) 658-9400
Email: corbf@info.morrowsodali.com

ANNEXURE A

In relation to work done during the course of the provisional liquidation of the Company, the JPLs propose to be remunerated on a time spent basis in accordance with the Regulations, and on the terms set out below.

No liquidation committee was required to be constituted and none has been constituted as at this date, in relation to the Company. In the circumstances, the terms on which the JPLs propose to be remunerated in respect of the provisional liquidation of the Company must be put before a meeting of the Company, before any Court application is made.

These terms of remuneration will be put before a meeting of the Company for consideration, with a resolution tabled at the meeting for approval of the terms. In the absence of a resolution being passed approving the terms as set out below, the JPLs will seek approval of the Court to be remunerated on these terms.

Terms of Remuneration

1.
The JPLs and their staff, both inside and outside of the Cayman Islands, shall be remunerated on a time spent basis at the hourly rates set out below and, subject to court approval, paid out of the assets of the Company:

Grade of staff	IPR minimum	IPR maximum	Grant Thornton minimum	Grant Thornton maximum
	(US$)	(US$)	(US$)	(US$)
Liquidator and any Partner	570	1,075	676	930
Consultant	330	1,075	725	785
Director or Principal	510	815	710	785
Senior Manager	420	680	521	670
Manager or Assistant Manager	330	570	495	560
Senior or Senior Accountant	240	415	275	390
Administrator	60	240	141	240

2.
The JPLs have ensured that the hourly rates of the JPLs and their staff, both inside and outside of the Cayman Islands, are within the range of rates prescribed in Part A of the Schedule to the Regulations.

3.
On 1 April of each year, the JPLs may review hourly rates in respect of each band and may propose revised hourly rates, provided always that such proposed revision (i) falls within the range prescribed in the Regulations prevailing at that time and (ii) shall not take effect unless and until a meeting of the Company (or liquidation committee, if constituted) approves such revision by resolution or the revision is approved by the Court.

4.
Disbursements and reasonable out-of-pocket disbursements that are properly incurred by or on behalf of the JPLs will be payable in full out of the Company’s assets in addition to the JPLs’ time spent costs.

GLOBAL CORD BLOOD CORPORATION (IN PROVISIONAL LIQUIDATION)
(Incorporated in the Cayman Islands with limited liability)
(OTC US: CORBF)

2nd floor, Century Yard, Cricket Square
Grand Cayman, KY1-9010, Cayman Islands

PROXY CARD

________________ being the holder of ________________ 1 issued ordinary shares in the capital of the Global Cord Blood Corporation (in Provisional Liquidation) (the “Company”), hereby appoint the Chairperson2 of the meeting, or 3 ________________ of ________________  as our proxy and representative to vote in our name and on our behalf at the extraordinary general meeting of the Company to be held on 16 April 2024 and 07:45 Cayman time (GMT- 5) at the offices of Grant Thornton Specialist Services (Cayman) Limited, 2nd floor Century Yard, Cricket Square, Grand Cayman KY1, 1102, Cayman Islands, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	Ordinary Resolutions	For	Against	Abstain

1	To resolve, as an ordinary resolution, that the Joint Provisional Liquidators’ proposed terms of remuneration be approved (“Proposal 1”)	☐	☐	☐

2
To resolve, as an ordinary resolution, that the Joint Provisional Liquidators’ remuneration and disbursements for the period from 22 September 2022 to 30 September 2023 be approved in the amount claimed (“Proposal 2”)
		☐	☐	☐

______________________________________

Name:
Title:
Signed for and on behalf of:
Date:

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSAL 1 AND PROPOSAL 2, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE JOINT PROVISIONAL LIQUIDATORS OF THE COMPANY.

___________________________

1 Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this proxy will be deemed in relate to all the Ordinary Shares in the Company registered in your name(s).
2 Please note that if you nominate the chairperson of the meeting to be your proxy-holder they will either be the current Joint Provisional Liquidators or a member of the Joint Provisional Liquidators’ staff duly authorized by the Joint Provisional Liquidators and experienced in such matters.
3 If any proxy other than the Chairperson of the Extraordinary General Meeting is preferred, strike out the words “the Chairperson of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this proxy must be initialed by the person(s) who sign(s) it.